UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 25, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AstraZeneca PLC

File No. 1-11960 - CF#28879
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AstraZeneca PLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 28, 2012, as amended.

Based on representations by AstraZeneca PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.6	through June 29, 2022
Exhibit 4.7	through June 29, 2022
Exhibit 4.9	through June 29, 2022
Exhibit 4.11	through June 29, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel